May 9, 2025

Chen Geng
Chief Financial Officer
Ouster, Inc.
350 Treat Avenue
San Francisco, CA 94110

       Re: Ouster, Inc.
           Registration Statement on Form S-3
           Filed May 2, 2025
           File No. 333-286936
Dear Chen Geng:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Matt Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Drew Capurro